SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                      to
                                  Schedule TO

                      Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Netro Corporation
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                                (Name of Issuer)


                           Netro Corporation (Issuer)
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(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)


                                   64114R109
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                     (CUSIP Number of Class of Securities)


                                  Sanjay Khare
                               Netro Corporation
                              3860 N. First Street
                           San Jose, California 95134
                            Telephone (408) 216-1571
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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Filing
                                    Persons)

                                    Copy to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                           Telephone: (650) 752-2000
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                           CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
               $92,000,000                               $8,464

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 23,000,000 shares of common stock, par value $.001 per share, at the maximum tender offer price of $4.00 per share.

** Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,464
Form of Registration No.: SC TO-I
Filing Party: Netro Corporation
Date Filed: July 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on July 19, 2002 by Netro Corporation, a Delaware corporation, in connection with its offer to purchase 23,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.001 per share, including the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of January 14, 2002, as amended, between Netro Corporation and American Stock Transfer & Trust Company, as Rights Agent, at prices not in excess of $4.00 nor less than $3.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Netro's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 19, 2002 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13 (e) of the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

(a) (1) (i)       Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)      Letter of Transmittal.**
(a) (1) (iii)     Guidelines for Substitute Form W-9.**
(a) (1) (iv)      Notice of Guaranteed Delivery.**
(a) (1) (v)       Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)      Letter to Clients dated July 19, 2002.**
(a) (1) (vii)     Letter to Brokers, Dealers Commercial Banks, Trust Companies
                  and Other Nominees dated July 19, 2002.**
(a) (1) (viii)    Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)      Letter to Customers, dated July 19, 2002.**
(a) (1) (x)       Letter to Suppliers, dated July 19, 2002.**
(a) (1) (xi)      Frequently Asked Questions about Netro's Tender Offer, posted on Netro's website on July 26, 2002.
(a) (5) (i)       Press Release, dated July 18, 2002.**
(a) (5) (ii)      Letter to Employees of Netro Corporation, dated July 18,
                  2002.**
(a) (5) (iii)     Script of Netro Conference Call, dated July 18, 2002.**

** Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Netro Corporation


                                       by: /s/ Sanjay Khare
                                           ----------------------------------
                                           Sanjay Khare
                                           Vice President and Chief Financial
                                           Officer

Dated: July 26, 2002

                                 EXHIBIT INDEX


EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------

(a) (1) (i)          Offer to Purchase, dated July 19, 2002.**
(a) (1) (ii)         Letter of Transmittal.**
(a) (1) (iii)        Guidelines for Substitute Form W-9.**
(a) (1) (iv)         Notice of Guaranteed Delivery.**
(a) (1) (v)          Letter to Stockholders dated July 19, 2002.**
(a) (1) (vi)         Letter to Clients dated July 19, 2002.**
(a) (1) (vii)        Letter to Brokers, Dealers Commercial Banks, Trust
                     Companies and Other Nominees dated July 19, 2002.**
(a) (1) (viii)       Summary Advertisement dated July 19, 2002.**
(a) (1) (ix)         Letter to Customers, dated July 19, 2002.**
(a) (1) (x)          Letter to Suppliers, dated July 19, 2002.**
(a) (1) (xi)         Frequently Asked Questions about Netro's Tender Offer,
                     posted on Netro's website on July 26, 2002.
(a) (5) (i)          Press Release, dated July 18, 2002.**
(a) (5) (ii)         Letter to Employees of Netro Corporation, dated
                     July 18, 2002.**
(a) (5) (iii)        Script of Netro Conference Call, dated July 18, 2002.**

** Previously filed.